JUNE 07, 2000

OFFERING OF ASML SHARE BY PHILIPS

Royal Philips Electronics (Philips) and ASM Lithography Holding N.V. (ASML) announced today that Philips intends to offer 60,000,000 ordinary shares of ASML, with a nominal value of EUR 0.02 in a global public offering. Philips will also grant the underwriters an over-allotment option of up to 9,000,000 shares. Credit Suisse First Boston and Goldman Sachs International are Joint Lead Managers and Joint Bookrunners.

The outstanding shares of ASML are listed on both the stock market of the Amsterdam Exchanges and on the NASDAQ National Market under the symbol ""ASML"". Philips currently holds 99,000,000 shares of ASML.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Copies of the prospectus filed with the registration statement may be obtained from the offices of the underwriters.